Exhibit 99.3

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V19002 - P96030 1. Resolution: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2022 be approved and ratified. For Against Abstain ! ! ! VINCI PARTNERS INVESTMENTS LTD. VINCI PARTNERS INVESTMENTS LTD. AV. BARTOLOMEU MITRE, 336, LEBLON RIO DE JANEIRO RJ, 22431 - 002 BRAZIL The Board of Directors recommends you vote FOR the following proposal: Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . NOTE: Such other business as may properly come before the meeting or any adjournment thereof. VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time on 29 June 2023 . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . During The Meeting - Go to www.virtualshareholdermeeting.com/VINP2023 You may attend the meeting via the Internet and vote during the meeting . Have the information that is printed in the box marked by the arrow available and follow the instructions . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on 29 June 2023 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE w

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Form 20 - F is available at www.proxyvote.com. V19003 - P96030 VINCI PARTNERS INVESTMENTS LIMITED Proxy for Annual General Meeting of Shareholders on June 30, 2023 Solicited on Behalf of the Board of Directors I/We Please Print Name(s) of Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint of or failing him/her of or failing him/her the duly appointed chairman of the Meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders (the “AGM”) of Vinci Partners Investments Limited (the “Company”) to be held on June 30 , 2023 at 10 : 00 a . m . , Rio de Janeiro time, being 9 : 00 a . m . , New York time, at the offices of the Company located at Av . Bartolomeu Mitre, 336 , Leblon, Rio de Janeiro RJ, 22431 - 002 , Brazil and at any adjournment of the AGM . My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matter specified in the Notice of the AGM as indicated on the reverse side : Continued and to be signed on reverse side

Your Vote Counts! VINCI PARTNERS INVESTMENTS LTD. AV. BARTOLOMEU MITRE, 336, LEBLON RIO DE JANEIRO RJ, 22431 - 002 BRAZIL VINCI PARTNERS INVESTMENTS LTD. 2023 Annual General Meeting Vote by June 29, 2023 11:59 PM ET Vote Virtually at the Meeting* June 30, 2023 9:00 a.m., New York Time Virtually at: www.virtualshareholdermeeting.com/VINP2023 *Please check the meeting materials for any special requirements for meeting attendance. Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V19008 - P96030 You invested in VINCI PARTNERS INVESTMENTS LTD. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 30, 2023. Get informed before you vote View the Form 20 - F online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 16, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1 - 800 - 579 - 1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. V1.2

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. Voting Items Board Recommends V19009 - P96030 1. Resolution: To resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2022 be approved and ratified. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For